RADICA GAMES LIMITED
                                    ANNOUNCES
                       AUSTRALIAN INFRINGEMENT SETTLEMENT



FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 8, 1999                                        PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADA) announced today that it had successfully obtained a final settlement from an Australian toys and games retailer in the form of written undertakings, the retailer confirming Radica's exclusive rights in Bass Fishin'(TM) and Lake Trout Fishin'(TM) (together referred to as "Fishing Games") and agreeing not to sell, offer for sale or promote any further copies of counterfeit Fishing Games.

Bass Fishin'(TM) and Lake Trout Fishin'(TM) are popular virtual fishing games sold by Radica around the world.

"Radica  intends  to  vigorously   defend  its   intellectual   property  rights
worldwide," said Robert Davids, Radica's CEO.

Radica Games Limited ("Radica") is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


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